Exhibit 99.1

MEDIA RELEASE

SMART Reports Third Quarter 2013 Financial Results

•	Revenue of $138.9 million

•	Gross margin of 42.3%

•	Adjusted EBITDA of $5.8 million

•	Adjusted Net Loss of $2.3 million

CALGARY, Alberta — February 6, 2013 — SMART Technologies Inc. (Nasdaq: SMT) (TSX: SMA), a leading provider of collaboration solutions, today announced financial results for its third quarter ended December 31, 2012.

“During the third quarter, we started to refocus the company by restructuring SMART to make it more customer centric, improve speed to market for new technologies, and reduce costs in anticipation of ongoing challenges in our core markets,” stated Neil Gaydon, President and CEO of SMART. “With a more efficient and focused organization that is in alignment with our target markets in education and enterprise, we now have a structure that will support the development of our strategy and provide the right cost base.”

Gaydon continued, “In addition, we continue to innovate, recently announcing several new products including SMART Notebook™ Web, a web-based version of SMART’s Notebook collaborative learning software, the SMART Table® 442i collaborative learning center and the SMART LightRaise™ 60wi interactive projector, both featuring SMART’s world-leading Notebook software. Driving new solutions to market faster will strengthen SMART’s position as we continue to deliver collaborative solutions for both education and enterprise.”

	GAAP Results
	Three months ended December 31,		Nine months ended December 31,
($ millions)	2012	2011	2012	2011
Revenue	$138.9	$185.1	$484.2	$597.8
Net (Loss) Income	$(50.9)	$10.7	$(35.8)	$33.9

	Non-GAAP Results
	Three months ended December 31,		Nine months ended December 31,
($ millions)	2012	2011	2012	2011
Adjusted EBITDA	$5.8	$29.1	$57.6	$125.8
Adjusted Net (Loss) Income	$(2.3)	$16.7	$23.3	$75.7

Total revenue for the third quarter of fiscal 2013 was $138.9 million, a decrease of 25% compared to $185.1 million in the prior-year period. Revenue for the quarter declined by 18% in North America, 26% in EMEA, and 56% in Rest of World. In terms of unit sales, 71,938 interactive displays were sold in the quarter, compared to 100,898 units sold in the prior-year period. Average selling price for the third quarter was $1,535 compared to $1,400 in the prior-year period. Total revenue for the first nine months of fiscal 2013 was $484.2 million, a decrease of 19% over the prior-year period. Revenue in the first nine months of the year decreased by 23% in North America, 4% in EMEA, and 30% in Rest of World, year over year. Average selling price for the first nine months of fiscal 2013 was $1,373 compared to $1,453 in the prior-year period.

Gross profit for the third quarter of fiscal 2013 was $58.8 million, compared to $79.5 million in the prior-year period. Gross margin for the third quarter was 42%, compared to 43% for the same period last year. Gross margin was impacted by inventory provisions related to product line rationalization and an increase in our warranty provision for projectors.

Cash operating expenses decreased by $5.2 million, or 10%, from $54.6 million in the third quarter of fiscal 2012 to $49.4 million in the third quarter of fiscal 2013. Cash operating expenses are comprised of selling, marketing and administrative and research and development expenses, excluding stock-based compensation and bad debt expense.

Adjusted EBITDA for the third quarter of fiscal 2013 was $5.8 million, representing an Adjusted EBITDA margin of 4%, compared to $29.1 million or 15% in the prior-year period. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue after adding back the net impact of deferred revenue.

GAAP net loss was $50.9 million for the third quarter of fiscal 2013, compared to net income of $10.7 million in the prior-year period. GAAP net loss per share was $0.42 based on 120.9 million weighted-average shares outstanding, compared to net income of $0.09 per share based on 122.7 million weighted-average shares outstanding during the same period last year. The decrease during the quarter includes a $34.2 million goodwill impairment charge, $15.1 million in costs related to the restructuring we announced in December 2012, and a $2.0 million foreign exchange loss compared to a foreign exchange gain of $7.3 million for the same period in fiscal 2012.

Adjusted Net Loss for the third quarter of fiscal 2013 was $2.3 million, compared to Adjusted Net Income of $16.7 million in the same period last year. Adjusted Net Loss per share was $0.02 based on 120.9 million weighted-average shares outstanding, compared to Adjusted Net Income per share of $0.14 based on 122.7 million weighted-average shares outstanding for the third quarter of fiscal 2012.

As of December 31, 2012, SMART had cash and cash equivalents of $145.9 million and $289.0 million of debt outstanding.

Conference Call Information

SMART will host a conference call today, February 6, 2013, at 2:30 p.m. MT (4:30 p.m. ET) to discuss the company’s financial results. To access this call, dial 877.312.5844 (North America) or 253.237.1152 (outside North America) with conference ID # 90772290. A live webcast of the conference call and supplemental slides will be accessible from the investor relations page of SMART’s website at http://investor.smarttech.com/index.cfm, and a replay will be archived and accessible at http://investor.smarttech.com/events.cfm. A replay of this conference call may also be accessed through February 16, 2013, by dialing 855.859.2056 (North America) or 404.537.3406 (outside North America). The replay pass code is 90772290.

About SMART Technologies

SMART Technologies Inc. is a leading provider of technology solutions that enable inspired collaboration in schools and workplaces around the world by turning group work into a highly interactive, engaging and productive experience. SMART delivers an integrated solution of hardware, software and services designed for superior performance and ease of use, and remains a world leader in interactive displays.

Forward-looking Statements

Certain statements made in this press release are forward-looking statements within the meaning of the U.S. federal and applicable Canadian securities laws. Statements that include the words “expanding”, “expect”, “increasing”, “intend”, “plan”, “believe”, “project”, “estimate”, “anticipate”, “may”, “will”, “continue”, “further”, “seek”, “ongoing”, and similar words or statements of a future or forward-looking nature identify forward-looking statements. In particular and without limitation, this press release contains forward-looking statements pertaining to ongoing challenges in our core markets, our structure, strategy and cost base, continued innovation, and the impact on SMART’s position of driving new solutions to market faster.

All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. We believe that these factors and assumptions include, but are not limited to, those described under “Risk Factors” in our Annual Information Form and in our management’s discussion and analysis for the year ended March 31, 2012, which are included in our Annual Report on Form 40-F.

The forward-looking statements speak only as of the date they are made. Except as may be required by applicable law, we do not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

Non-GAAP Measures

We define Adjusted EBITDA as net (loss) income before interest, income taxes, depreciation and amortization, as well as adjusting for the following items: foreign exchange gains or losses, net change in deferred revenue, stock-based compensation, costs of restructuring, impairment of goodwill and other income. We define Adjusted Net (Loss) Income as net (loss) income before stock-based compensation, costs of restructuring, impairment of goodwill, foreign exchange gains or losses, net change in deferred revenue and amortization of intangible assets, all net of tax.

Adjusted EBITDA and Adjusted Net (Loss) Income are non-GAAP measures and should not be considered as an alternative to net (loss) income or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted EBITDA, Adjusted Net (Loss) Income and other non-GAAP measures have inherent limitations and therefore, you should not place undue reliance on them.

We use Adjusted EBITDA as a key measure to assess the core operating performance of our business removing the effects of our leveraged capital structure and the volatility associated with the foreign exchange on our U.S. dollar-denominated debt. We also use Adjusted Net (Loss) Income to assess the performance of the business removing the after-tax impact of stock-based compensation, costs of restructuring, impairment of goodwill, foreign exchange gains and losses, revenue deferral and amortization of intangible assets. We use both of these measures to assess business performance when we evaluate our results in comparison to budgets, forecasts, prior-year financial results and other companies in our industry. Many of these companies use similar non-GAAP measures to supplement their GAAP disclosures but such measures may not be directly comparable. In addition to its use by management in the assessment of business performance, Adjusted EBITDA is used by our Board of Directors and by our lenders in assessing management’s performance. Adjusted Net (Loss) Income is used by our Board of Directors in assessing management’s performance and is a key metric in the determination of incentive plan payments. We believe Adjusted EBITDA and Adjusted Net (Loss) Income may be useful to investors in evaluating our operating performance because securities analysts use metrics similar to Adjusted EBITDA and Adjusted Net (Loss) Income as supplemental measures to evaluate the overall operating performance of companies.

SMART Technologies Inc.

Unaudited Consolidated Condensed Statements of Operations and Selected Other Data

(millions of U.S. dollars, except share amounts, per share amounts, percentages, units and average selling prices)

	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Consolidated Statements of Operations
Revenue	$138.9	$185.1	$484.2	$597.8
Cost of sales	80.1	105.6	268.1	321.0

Gross margin	58.8	79.5	216.1	276.8
Operating expenses
Selling, marketing and administration(1)	40.4	44.2	130.8	134.1
Research and development(1)	12.2	12.4	37.4	37.4
Depreciation and amortization	8.0	7.6	23.5	22.9
Restructuring costs	15.2	8.7	18.4	13.2
Impairment of goodwill	34.2	—	34.2	—

Operating (loss) income	(51.2)	6.6	(28.2)	69.2
Non-operating expenses
Other loss (income), net	0.1	(0.2)	0.3	(0.4)
Interest expense	3.2	2.9	9.8	11.1
Foreign exchange loss (gain)	2.0	(7.3)	—	14.1

(Loss) income before income taxes	(56.5)	11.2	(38.3)	44.4
Income tax (recovery) expense	(5.6)	0.5	(2.5)	10.5

Net (loss) income(1)	$(50.9)	$10.7	$(35.8)	$33.9

(Loss) earnings per share(1)
Basic	$(0.42)	$0.09	$(0.30)	$0.27
Diluted	$(0.42)	$0.09	$(0.30)	$0.27
Weighted-average number of shares outstanding
Basic	120,921,683	122,032,587	121,091,450	123,150,160
Diluted	120,921,683	122,692,587	121,091,450	123,810,160
Period end number of shares outstanding	120,921,683	121,445,305	120,921,683	121,445,305

Selected Data
Revenue by geographic location
North America	$84.6	$103.8	$305.7	$397.0
Europe, Middle East and Africa	45.2	60.8	139.6	145.3
Rest of World	9.1	20.5	38.9	55.5

	$138.9	$185.1	$484.2	$597.8

Revenue change(2)	(25.0)%	2.3%	(19.0)%	(4.0)%
As a percent of revenue
Gross margin	42.3%	42.9%	44.6%	46.3%
Selling, marketing and administration(1)	29.1%	23.9%	27.0%	22.4%
Research and development(1)	8.8%	6.7%	7.7%	6.3%

Adjusted EBITDA(3)	$5.8	$29.1	$57.6	$125.8
Adjusted EBITDA as a percent of revenue(3)(4)	4.2%	15.5%	11.8%	20.8%

Adjusted Net (Loss) Income(5)	$(2.3)	$16.7	$23.3	$75.7
Adjusted Net (Loss) Income per share(5)(6)
Basic	$(0.02)	$0.14	$0.19	$0.61
Diluted	$(0.02)	$0.14	$0.19	$0.61

Total number of interactive displays sold(7)	71,938	100,898	278,490	313,385
Average selling price of interactive displays sold(8)	$1,535	$1,400	$1,373	$1,453

Total assets	$487.1	$529.9	$487.1	$529.9
Total long-term liabilities	$391.0	$393.7	$391.0	$393.7

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.

(1)	In the third quarter of fiscal 2013, the Company changed its method of accounting for stock-based compensation expense related to the fair value of options to the graded method from the straight-line method and has applied this change retrospectively. See Notes 1 and 10 in the interim consolidated financial statements for the three and nine months ended December 31, 2012 and 2011 for further discussion of this change in accounting policy.
(2)	Revenue change is calculated as a percentage by comparing the change in revenue in the period to revenue during the same period in the immediately preceding fiscal year.
(3)	Adjusted EBITDA is a non-GAAP measure that is described and reconciled to net (loss) income in a subsequent section and is not a substitute for the GAAP equivalent.
(4)	Adjusted EBITDA as a percentage of revenue is calculated by dividing Adjusted EBITDA by revenue after adding back the net change in deferred revenue.
(5)	Adjusted Net (Loss) Income is a non-GAAP measure that is described and reconciled to net (loss) income in a subsequent section and is not a substitute for the GAAP equivalent.
(6)	Adjusted Net (Loss) Income per share is calculated by dividing Adjusted Net (Loss) Income by the average number of basic and diluted shares outstanding during the period.
(7)

Interactive displays include SMART Board® interactive whiteboard systems and associated projectors, SMART Board interactive flat panels, LightRaise™ interactive projectors, appliance-based interactive displays, SMART Board interactive overlays, SMART Podium™ interactive pen displays and SMART Table® interactive learning centers.

(8)	Average selling price of interactive displays is calculated by dividing the total revenue from the sale of interactive displays by the total number of units sold.

SMART Technologies Inc.

Unaudited Consolidated Condensed Balance Sheets

(millions of U.S. dollars)

	December 31, 2012	March 31, 2012
ASSETS
Current assets
Cash and cash equivalents	$145.9	$95.5
Trade receivables	78.5	94.3
Other current assets	10.2	13.8
Income taxes recoverable	20.8	10.1
Inventory	62.9	110.8
Deferred income taxes	16.5	14.0

	334.8	338.5

Property and equipment	103.6	109.7
Goodwill	—	34.2
Intangible assets	25.4	32.3
Deferred income taxes	19.9	19.9
Deferred financing fees	3.4	5.0

	$487.1	$539.6

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued liabilities	$101.8	$120.5
Deferred revenue	36.7	34.0
Current portion of long-term debt	3.1	3.1

	141.6	157.5

Long-term debt	285.9	288.2
Other long-term liabilities	5.4	5.7
Deferred revenue	92.8	90.8
Deferred income taxes	6.9	8.9

	532.6	551.2
Shareholders’ deficit
Share capital	691.1	696.4
Accumulated other comprehensive loss	(10.6)	(10.8)
Additional paid-in capital	41.1	34.1
Deficit	(767.1)	(731.3)

	(45.5)	(11.6)

	$487.1	$539.6

SMART Technologies Inc.

Unaudited Consolidated Condensed Statements of Cash Flows

(millions of U.S. dollars)

	Nine months ended December 31,
	2012	2011
Cash provided by (used in)

Operations
Net (loss) income	$(35.8)	$33.9
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Depreciation and amortization of property and equipment	26.2	25.7
Non-cash interest expense on long-term debt	2.1	2.1
Non-cash restructuring costs in other long-term liabilities	(0.6)	5.7
Stock-based compensation	2.8	8.0
Loss on foreign exchange	0.7	15.9
Deferred income tax recovery	(4.3)	(7.4)
Loss on disposal of property and equipment	0.6	0.2
Impairment of goodwill	34.2	—
Change in non-cash working capital	41.7	(44.6)

Cash provided by operating activities	67.6	39.3

Investing
Capital expenditures	(13.6)	(16.4)
Intangible assets	(0.2)	—

Cash used in investing activities	(13.8)	(16.4)

Financing
Repurchase of common shares	(0.7)	(9.8)
Repayment of debt	(2.3)	(47.2)
Participant equity loan plan, net	(0.4)	0.2

Cash used in financing activities	(3.4)	(56.8)

Effect of exchange rate changes on cash and cash equivalents	—	(1.7)

Net increase (decrease) in cash and cash equivalents	50.4	(35.6)
Cash and cash equivalents, beginning of period	95.5	119.0

Cash and cash equivalents, end of period	$145.9	$83.4

SMART Technologies Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(millions of U.S. dollars)

	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Adjusted EBITDA
Net (loss) income(1)	$(50.9)	$10.7	$(35.8)	$33.9
Income tax expense	(5.6)	0.5	(2.5)	10.5
Depreciation in cost of sales	0.8	1.0	2.8	2.8
Depreciation and amortization	8.0	7.6	23.5	22.9
Interest expense	3.2	2.9	9.8	11.1
Foreign exchange loss (gain)	2.0	(7.3)	—	14.1
Change in deferred revenue(2)	(1.2)	2.9	3.9	8.3
Stock-based compensation(1)	—	2.0	2.8	8.0
Costs of restructuring(3)	15.2	9.0	18.6	14.6
Impairment of goodwill	34.2	—	34.2	—
Other loss (income), net	0.1	(0.2)	0.3	(0.4)

Adjusted EBITDA	$5.8	$29.1	$57.6	$125.8

(1)	In the third quarter of fiscal 2013, the Company changed its method of accounting for stock-based compensation expense related to the fair value of options to the graded method from the straight-line method and has applied this change retrospectively. See Notes 1 and 10 in the interim consolidated financial statements for the three and nine months ended December 31, 2012 and 2011 for further discussion of this change in accounting policy.
(2)	Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period. We deferred revenue of $8.6 million and $11.6 million in the three months ended December 31, 2012 and 2011, respectively, and we deferred revenue of $32.1 million and $33.5 million in the nine months ended December 31, 2012 and 2011, respectively.
(3)	Includes costs of $15.2 million and $18.4 million recorded in restructuring costs in the Company’s consolidated statements of operations for the three and nine months ended December 31, 2012 ($8.7 million and $13.2 million for the three and nine months ended December 31, 2011) and nil and $0.2 million in inventory write-offs recorded in cost of sales for the three and nine months ended December 31, 2012 ($0.3 million and $1.4 million for the three and nine months ended December 31, 2011).

	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Adjusted Net (Loss) Income
Net (loss) income(1)	$(50.9)	$10.7	$(35.8)	$33.9
Adjustments to net (loss) income
Amortization of intangible assets	2.4	2.4	7.2	7.2
Foreign exchange loss (gain)	2.0	(7.3)	—	14.1
Change in deferred revenue(2)	(1.2)	2.9	3.9	8.3
Stock-based compensation(1)	—	2.0	2.8	8.0
Costs of restructuring(3)	15.2	9.0	18.6	14.6
Impairment of goodwill	34.2	—	34.2	—

	52.6	9.0	66.7	52.2
Tax impact on adjustments(4)	4.0	3.0	7.6	10.4

Adjustments to net (loss) income, net of tax	48.6	6.0	59.1	41.8

Adjusted Net (Loss) Income	$(2.3)	$16.7	$23.3	$75.7

Adjusted Net (Loss) Income per share(1)
(Loss) earnings per share – basic	$(0.42)	$0.09	$(0.30)	$0.27
Adjustments to net (loss) income, net of tax, per share	0.40	0.05	0.49	0.34

Adjusted Net (Loss) Income per share – basic	$(0.02)	$0.14	$0.19	$0.61

(Loss) earnings per share – diluted	$(0.42)	$0.09	$(0.30)	$0.27
Adjustments to net (loss) income, net of tax, per share	0.40	0.05	0.49	0.34

Adjusted Net (Loss) Income per share – diluted	$(0.02)	$0.14	$0.19	$0.61

(1)	In the third quarter of fiscal 2013, the Company changed its method of accounting for stock-based compensation expense related to the fair value of options to the graded method from the straight-line method and has applied this change retrospectively. See Notes 1 and 10 in the interim consolidated financial statements for the three and nine months ended December 31, 2012 and 2011 for further discussion of this change in accounting policy.
(2)	Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period.
(3)	Includes costs of $15.2 million and $18.4 million recorded in restructuring costs in the Company’s consolidated statements of operations for the three and nine months ended December 31, 2012 ($8.7 million and $13.2 million for the three and nine months ended December 31, 2011) and nil and $0.2 million in inventory write-offs recorded in cost of sales for the three and nine months ended December 31, 2012 ($0.3 million and $1.4 million for the three and nine months ended December 31, 2011).
(4)	Reflects the tax impact on the adjustments to net (loss) income. A key driver of our foreign exchange loss (gain) is the conversion of our U.S. dollar-denominated debt that was originally incurred at an average exchange rate of 1.05. When the unrealized foreign exchange amount on U.S. dollar-denominated debt is in a net gain position as measured against the original exchange rate, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the U.S. dollar-denominated debt is in a net loss position as measured against the original exchange rate, a valuation allowance is taken against it and as a result no net tax effect is recorded.

For more information, please contact

Investor contact

Investor Relations

SMART Technologies Inc.

Phone 1.877.320.2241

E-mail ir@smarttech.com

Media contact

Marina Geronazzo

Senior Public Relations Manager

SMART Technologies Inc.

Phone 1.403.407.5088

E-mail MarinaGeronazzo@smarttech.com

© 2013 SMART Technologies. SMART Notebook, SMART Table, LightRaise, SMART Board, and SMART Podium, the SMART logo, and smarttech are trademarks or registered trademarks of SMART Technologies in the U.S. and/or other countries.

Please note that SMART is written in all capital letters.